# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LOGPROSTYLE INC., CIK 0002040290
CUSIP: J3921Q102
Title of class of securities: Common Share, no par value per share
Address of issuer's principal executive offices: 3-6-23 KITAAOYAMA, MINATO-KU, TOKYO, Japan (M0), 107-0061
Date of event which requires filing of this statement: 03/24/2025
Filed by CIK 0002067675
Persons authorized to receive notices and communications: Craig David Linder, 1700 Palm Beach Lakes Blvd,, Suite 820, West Palm Beach, Florida (FL), 33401, (954) 549-7270; Tachibana Kentaro, 3-6-23 Kitaaoyama,, Minato-ku, Tokyo, Japan (M0), 107-0061, 81 03-6897-8560

## Reporting persons
- Yasuyuki Nozawa (CIK 0002067675): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: personal funds (PF); sole voting power 16,251,750; shared voting power 0; sole dispositive power 16,251,750; shared dispositive power 0; aggregate amount beneficially owned 16,251,750 (68.7% of the class)
  Comment: As to Items 7, 9, and 11 immediately above, the shares beneficially owned represent (i) 6,878,250 common shares of Issuer directly beneficially owned by Yasuyuki Nozawa and (ii) 9,373,500 common shares held by Propolife, LLC ("Propolife"), a Japanese company 100% owned by Mr. Nozawa, the Issuer's Chief Executive Officer, President, and member of the Board of Directors. As Propolife is 100% owned by Mr. Nozawa, he has sole voting and dispositive power over those common shares and is deemed to be the beneficial owner of the Issuer's common shares held by Propolife.
  
  As to Item 13 immediately above, the percentage is based on 23,652,110 common shares issued and outstanding as disclosed in the Issuer's Final Prospectus filed pursuant to Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the "SEC") on March 25, 2025.
- Propolife, LLC (CIK 0002067683): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 9,373,500; shared voting power 0; sole dispositive power 9,373,500; shared dispositive power 0; aggregate amount beneficially owned 9,373,500 (39.6% of the class)
  Comment: As to Items 7, 9, and 11 immediately above, the shares beneficially owned represent 9,373,500 common shares held by Propolife, which is 100% owned by Mr. Nozawa, the issuer's Chief Executive Officer, President, and member of the Board of Directors. As Propolife is 100% owned by Mr. Nozawa, he has sole voting and dispositive power over those common shares and is deemed to be the beneficial owner of the common shares held by Propolife.
  
  As to Item 13 immediately above, the percentage is based on 23,652,110 common shares issued and outstanding as disclosed in the Issuer's Final Prospectus filed pursuant to Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the "SEC") on March 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Share, no par value per share
Name of issuer: LOGPROSTYLE INC.
Address of issuer's principal executive offices: 3-6-23 KITAAOYAMA, MINATO-KU, TOKYO, Japan (M0), 107-0061
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Yasuyuki Nozawa and Propolife, LLC ("Propolife") (together, the "Reporting Persons").
Residence or business address:
Yasuki Nozawa: 3-6-23 Kitaaoyama, Minato-ku, Tokyo 107-0061, Japan
Propolife, LLC ("Propolife"): 1-14-10 Shirokane, Minato-ku, Tokyo 108-0072, Japan
Present principal occupation or employment:
Mr. Nozawa is the Chief Executive Officer, President, and member of the Board of Directors of the Issuer.

Propolife is a company organized and existing under the laws of Japan, and is wholly owned by Mr. Nozawa.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Mr. Nozuwa is a citizen of Japan.
Propolife, LLC is organized under the laws of Japan and is the asset management company of Mr. Nozawa.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds used by Mr. Nozawa to purchase the common shares from various persons between September 2017 through April 2024, as more fully described below, were from Mr. Nozawa's personal funds. Propolife used working capital to purchase its common shares.

Set forth below is a summary of transactions pursuant to which the Reporting Persons obtained their common shares of the Issuer:

Yasuki Nozawa

1. On April 3, 2017, the Issuer issued 1,673,000 common shares to Mr. Nozawa in exchange for 1,673,000 common shares of Kabushiki Kaisha LogSuite, a joint-stock corporation with limited liability organized under Japanese law ("Logsuite").
2. On September 15, 2017, Sayaka Taniho transferred 500 common shares to Mr. Nozawa for consideration of JPY161,000.
3. On March 30, 2018, IBIS New Growth Investment Partnership No. 2 IBIS Capital Partners Co. transferred 150,000 common shares to Mr. Nozawa for consideration of JPY48,300,000.
4. On July 14, 2018, Masahisa Fukase transferred 500 common shares to Mr. Nozawa for consideration of JPY92,500.
5. On July 14, 2018, Masahisa Fukase transferred 500 common shares to Mr. Nozawa for consideration of JPY92,500.
6. On November 30, 2020, Mitsui Sumitomo Insurance Capital Co., Ltd. transferred 276,000 common shares to Mr. Nozawa for consideration of JPY149,868,000.
7. On December 1, 2020, Shizuoka Capital No. 6 Investment Limited Partnership General Partner Shizuoka Capital Co. transferred 50,000 common shares to Mr. Nozawa for consideration of JPY16,100,000.
8. On December 1, 2020, Aigin Mirai Souzou Fund No. 2 Investment Limited Partnership General Partner Shizuoka Capital Co. transferred 50,000 common shares to Mr. Nozawa for consideration of JPY16,100,000.
9. On February 12, 2021, Takeshi Fukuda transferred 10,500common shares of Issuer common shares to Mr. Nozawa for consideration of JPY1,396,500.
10. On February 12, 2021, Kenta Abe transferred 10,000 common shares to Mr. Nozawa for consideration of JPY1,330,000.
11. On March 25, 2021, Minori Takano transferred 34,500 common shares to Mr. Nozawa for consideration of JPY4,588,500.
12. On June 30, 2021, Yousuke Miyano transferred 29,000 common shares to Mr. Nozawa for consideration of JPY3,857,000.
13. On September 30, 2021, Daigo Terazono transferred 26,250 common shares to Mr. Nozawa for consideration of JPY4,488,750.
14. On December 23, 2021, Mr. Nozawa transferred 20,000 common shares to Sumotto Inc. for consideration of JPY5,000,000.
15. On December 23, 2021, Mr. Nozawa transferred 10,000 common shares to Marumo Sangyo Inc. for a consideration of JPY2,500,000.
16. On December 23, 2021, Mr. Nozawa transferred 20,000 common shares to Masayuki Mori for consideration of JPY5,000,000.
17. On December 31, 2021, Takeshi Iizuka transferred 50,000 common shares to Mr. Nozawa for consideration of JPY6,650,000.
18. On April 28, 2022, Mr. Nozawa transferred 20,000 common shares to Sumotto Inc. for consideration of JPY5,000,000.
19. On April 30, 2022, Ryusuke Ito transferred 1,000 common shares to Mr. Nozawa for consideration of JPY322,000.
20. On December 1, 2023, Hideyoshi Nogi transferred 1,000 common shares to Mr. Nozawa for consideration of JPY634,000.
21. On February 29, 2024, Naoki Akitsu transferred 500 common shares to Mr. Nozawa for consideration of JPY317,000.
22. On April 25, 2024, EDO&ARK Inc. transferred 7,887 common shares to Mr. Nozawa for consideration of JPY5,000,358.
23. On June 28, 2024, Mr. Nozawa transferred 7,887 common shares to Hidehiko Yoshida for consideration of JPY5,000,358.
24. On October 15, 2024, the Issuer effected a 3-for-1 share split of its issued and outstanding common shares. In connection with the share split, the number of common shares held by Mr. Nozawa increased from 2,292,750 to 6,878,250.

Propolife, LLC

25. On April 3, 2017, the Issuer issued 2,940,500 common shares to YMS LLC., which was later renamed Propolife, LLC. on May 1, 2024, in exchange for 2,940,500 shares of LogSuite.
26. On July 31, 2021, Japan Asia Investment Co., Ltd. transferred 184,000 common shares to Propolife for consideration of JPY69,920,000.
27. In connection with the 3-for-1 share split, the number of common shares held by Propolife increased from 3,124,500 to 9,373,500.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons owns 16,251,750 common shares of Issuer, representing (i) 6,878,250 common shares of Issuer directly beneficially owned by Yasuyuki Nozawa and (ii) 9,373,500 common shares held by Propolife, LLC ("Propolife"), a Japanese company 100% owned by Mr. Nozawa, the issuer's Chief Executive Officer, President, and member of the Board of Directors. As Propolife is 100% owned by Mr. Nozawa, he has sole voting and dispositive power over those common shares and is deemed to be the beneficial owner of Propolife's common shares. As a substantial owner of shares in the Issuer and a director and officer of the Issuer, Mr. Nozuwa is able to control the Issuer's business and may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

As set forth in the Resale Prospectus in the Issuer's Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-283286) filed with the SEC on February 20, 2025 and declared effective on March 24, 2025, Mr. Nozawa registered for the offer and potential resale of 434,000 common shares, to be sold once the Issuer's common shares are listed on NYSE American at prevailing market prices, prices related to prevailing market prices, or at privately negotiated prices.

Subject to the Lock-up Agreement (as defined below), the provisions of the Bylaws and the Issuer's insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the common shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

The Reporting Persons from time to time intends to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's common shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believes that further investment in the Issuer is attractive, whether because of the market price of the common shares or otherwise, they may acquire common shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the common shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based on 23,652,110 common shares issued and outstanding of the Issuer.

As of the date of this Schedule 13D, Mr. Nozawa may be deemed to be the beneficial owner of 16,251,750 common shares, representing approximately 68.71% of the issued and outstanding common shares of the Issuer. This represents (i) 6,878,250 common shares of Issuer directly beneficially owned by Mr. Nozawa and (ii) 9,373,500 common shares held by Propolife, which is 100% owned by Mr. Nozawa.

Propolife is the beneficial owner of 9,373,500 common shares which it owns directly (representing 39.63% of the issued and outstanding common shares of the Issuer). As Propolife is 100% owned by Mr. Nozawa, he has sole voting and dispositive power over those common shares and is deemed to be the beneficial owner of the Issuer's common shares held by Propolife.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) immediately above.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any common shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The relationships between the Reporting Persons described in Items 2 and 5 above are incorporated herein by reference.

Lock-up Agreement

The Reporting Persons entered into a lock-up agreement (the "Lock-Up Agreement") with certain underwriters as described in that certain Post-Effective Amendment No. 1 to Registration Statement on Form F-1 as filed by the Issuer with the SEC (File No. 333-283286) declared effective on March 24, 2025. The form of Lock-Up Agreement is attached as Exhibit A to Exhibit 1.1 (form of Underwriting Agreement) to the Form F-1. Pursuant to the terms of the form of Lock-Up Agreement, the Reporting Persons agreed that, for a period ending 180 days after the date of pricing, they will not, without the prior written consent of such underwriters, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any convertible securities (collectively, the "Lock-Up Securities"); (2) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Lock-Up Securities; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities.

Notwithstanding the foregoing, the Reporting Persons may transfer Lock-Up Securities without the prior written consent of the underwriters in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Public Offering; provided that no filing under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities as a gift or by will to an immediate family member or to a charity or educational institution; (c) to a shareholder of member of the Propolife; (d) by operation of law; (e) any transfer to the Issuer whereby the Issuer has the right of first refusal in connection with the death, disability or termination of employment or service; and (f) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a Change of Control, and as otherwise set forth in the Lock-Up Agreement.

The foregoing description of the form of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, the form of which is attached as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.1 Joint Filing Agreement

10.1 Form of Lock-up Agreement by certain Logoprostyle stockholders

## Signatures
- Yasuyuki Nozawa: /s/ Yasuyuki Nozawa, Yasuyuki Nozawa (05/12/2025)
- Propolife, LLC: /s/ Yasuyuki Nozawa, Yasuyuki Nozawa (05/12/2025)